May 3, 2023

VIA EDGAR

TRANSMISSION

Jenifer Gallagher

John Cannarella

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Definitive Healthcare Corp.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed February 27, 2023

File No. 001-40815

Dear Ms. Gallagher and Mr. Cannarella:

We are providing this letter in response to the comments received from the Staff of the U.S. Securities and Exchange Commission’s (“SEC”) Division of Corporation Finance (the “Staff”) by letter addressed to the Company, dated April 24, 2023, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 27, 2023 (the “Form 10-K”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such terms in our Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 48

1.

We note that you reconcile from gross profit to the non-GAAP Adjusted Gross Profit measure, although also present Adjusted Gross Margin, representing Adjusted Gross Profit as a percentage of revenue, without a comparable GAAP measure.

Please expand your discussion and analysis to present with equal or greater prominence a corresponding gross margin percentage based on your GAAP measure of gross profit to comply with Item 10(e)(1)(i) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings the Company plans to present with equal or greater prominence the most directly comparable GAAP financial measure, GAAP gross margin, to Adjusted Gross Margin.

Set forth below is revised disclosure with respect to the Adjusted Gross Profit and Margin reconciliation contained in the Form 10-K:

	Year Ended December 31,
	2022		2021		2020
(in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Reported gross profit and margin	$180,028	81%	$125,465	76%	$87,849	74%
Amortization of intangible assets resulting from acquisition- related purchase accounting adjustments(a)	15,715	7%	20,220	12%	19,169	16%
Equity compensation costs	942	—	277	—	62	—

Adjusted gross profit and margin	$196,685	88%	$145,962	88%	$107,080	91%

(a)	Amortization of intangible assets resulting from purchase accounting adjustments represents non-cash amortization of acquired intangibles, primarily resulting from the Advent Acquisition.

Results of Operations, page 53

2.	We note that you identify multiple factors associated with changes in revenue and cost of revenue for 2022 without quantifying the changes attributable to each factor.

For example, in discussing revenue you state that the increase was “...primarily due to net expansion with existing customers, as well as organic additions of new customers, and the addition of new customers resulting from the acquisition of Analytical Wizards;” and in discussing cost of revenue you state that the increase was “...primarily due to increased data and hosting fees, increases in employee benefit and insurance costs and, to a lesser extent, incremental personnel costs resulting from the acquisition of Analytical Wizards, partially offset by lower amortization of acquired technology costs.”

We believe that you should address changes in your results of operations in both qualitative and quantitative terms to comply with Item 303(b) of Regulation S-K; this would ordinarily require quantification of each material factor, including offsetting factors, that are reflected in the line items being discussed.

The guidance in subparagraphs (b)(2)(i) and (iii) further clarify that this should include the effects of unusual or infrequent events or transactions and significant economic changes that materially affected income from continuing operations; and the extent to which material changes in revenues are attributable to changes in prices, changes in the volumes of goods or services sold, and to the introduction of new products or services.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will include additional information to enhance the discussion of changes to our revenue and cost of revenue. The enhancements are detailed below using the Company’s Form 10-K as an example, with our additions underlined:

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenue

Revenue increased $56.5 million, or 34%, for the year ended December 31, 2022 compared with the same period in the prior year, driven by higher subscription revenue of $52.5 million and higher professional service revenue of $4.0 million. The overall increase was attributed to revenue resulting from the net expansion with existing customers in the amount of $26.4 million, organic additions of new customers in the amount of $19.1 million and the acquisition of Analytical Wizards in February 2022 in the amount of $11.0 million.

Cost of Revenue

Cost of revenue increased $1.9 million, or 5%, for the year ended December 31, 2022 compared with the same period in the prior year. Expanded customer usage of our platform and additional third-party data sources increased hosting fees and data subscription costs by $3.6 million. In addition, employee costs increased by $2.8 million due to expansion of customer support and professional service roles, primarily from the acquisition of Analytical Wizards in February 2022. These increases were partially offset by a $4.5 million reduction in amortization, primarily due to a substantial acquired data asset reaching the end of its economic life in July 2022.

Should any questions or further comments arise regarding our responses to the Staff’s comments, please contact the undersigned at (508) 720-4224.

Sincerely,

/s/ Richard Booth
Name:	Richard Booth
Title:	Chief Financial Officer (Principal Financial Officer)